UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

I-FLOW CORPORATION

(Name of Issuer)

Shares of Common Stock, par value $0.001 per share

(Title of Class of Securities)

449520303

(Cusip Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

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SCHEDULE 13G
SIGNATURE
Joint Filing Agreement

13G
CUSIP No. 449520303			Page 2 of 9

1.	Name of Reporting Person: Kleinheinz Capital Partners, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-2633745

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,780,241**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,780,241**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,780,241**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.17%**

12.	Type of Reporting Person: IA

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

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13G
CUSIP No. 449520303			Page 3 of 9

1.	Name of Reporting Person: Kleinheinz Capital Partners LDC		I.R.S. Identification Nos. of above persons (entities only): 52-2294216

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,780,241**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,780,241**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,780,241**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.17%**

12.	Type of Reporting Person: CO

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

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13G
CUSIP No. 449520303			Page 4 of 9

1.	Name of Reporting Person: John Kleinheinz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,807,741**

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,807,741**

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,807,741**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.28%**

12.	Type of Reporting Person: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

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SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (the “LDC”), and John Kleinheinz, the principal of both Kleinheinz and LDC. This Schedule 13G relates to shares of Common Stock of I-Flow Corporation, a Delaware corporation (the “Issuer”) purchased by Kleinheinz for the account of private investment funds, for which Kleinheinz acts as investment adviser, and shares of Common Stock of Issuer purchased by John Kleinheinz for his own account and the accounts of his dependent children.

Item 1(a)  Name of Issuer.

I-FLOW CORPORATION

Item 1(b)  Address of Issuer’s Principal Executive Offices.

20202 Windrow Drive
Lake Forest, California 92630

Item 2(a) Name of Person Filing.

(1)	Kleinheinz Capital Partners, Inc.

(2)	Kleinheinz Capital Partners LDC

(3)	John Kleinheinz

Item 2(b)  Address of Principal Business Office, or, if none, Residence.

(1)	Kleinheinz Capital Partners, Inc. 301 Commerce Street, Suite 1900 Fort Worth, Texas 76102

(2)	Kleinheinz Capital Partners LDC c/o Walkers SPV Limited Walker House, 87 Mary Street George Town, Grand Cayman KYI-9002 Cayman Islands

(3)	John Kleinheinz 301 Commerce Street, Suite 1900 Fort Worth, Texas 76102

Item 2(c)  Citizenship or Place of Organization.

(1)	Kleinheinz is a corporation organized under the laws of the State of Texas.
(2)	LDC is a Cayman Islands limited duration company.
(3)	John Kleinheinz is a U.S. citizen.

Item 2(d)  Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)  CUSIP Number.

449520303

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4  Ownership.

(a)	Kleinheinz and LDC may be deemed the beneficial owners of 1,780,241 shares of Common Stock. John Kleinheinz may be deemed the beneficial owner of 1,780,241 shares of Common Stock, as principal to Kleinheinz and LDC, and 27,500 shares of Common Stock for his own benefit and the benefit of his dependent children, which in the aggregate, totals 1,807,741 shares of Common Stock.

(b)	Kleinheinz and LDC may be deemed the beneficial owners of 7.17% of the outstanding shares of Common Stock. The percentage is determined by dividing 2,072,480 by 24,824,013 (the “Total Common Stock Outstanding”), which is the number of shares of Common Stock outstanding as of October 31, 2007, as disclosed by the Issuer on its Form 10Q filed on November 7, 2007. John Kleinheinz may be deemed the beneficial owner of 7.81% of the outstanding shares of Common Stock. The percentage is determined by dividing 1,807,741 by the Total Common Stock Outstanding.

(c)	Kleinheinz and LDC have the sole power to vote and dispose of 1,780,241 shares of Common Stock beneficially owned. John Kleinheinz has the sole power to vote and dispose of 1,807,741 shares of Common Stock beneficially owned.

Item 5  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6  Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of Kleinheinz or by John Kleinheinz, personally and for the benefit of his dependent children. Specifically, Global Undervalued Securities Master Fund, LP holds 1,780,241 shares of Common Stock on behalf of its partners, Global Undervalued Securities Fund, LP, Global Undervalued Securities Fund (QP), LP and Global Undervalued Securities Fund, Ltd.

Item 7  Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8  Identification and Classification of Members of the Group.

Not Applicable.

Item 9  Notice of Dissolution of Group.

Not Applicable.

Item 10  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 99.1 Joint Filing Agreement, dated February 14, 2008, between Kleinheinz, LDC and John Kleinheinz.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2008

KLEINHEINZ CAPITAL PARTNERS, INC.

By: /s/ John B. Kleinheinz

Name: John B. Kleinheinz Title: President

KLEINHEINZ CAPITAL PARTNERS LDC

By: /s/ John B. Kleinheinz

Name: John B. Kleinheinz Title: Managing Director

By: /s/ John B. Kleinheinz

John B. Kleinheinz